Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to
Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: VERITAS Software Corporation
Subject Company: VERITAS Software Corporation
Commission File No. of Subject Company: 000-26247

This filing contains forward-looking statements, including forecasts of market growth, future revenue, benefits of the proposed merger, and expectations that the merger will be accretive to Symantec’s results and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this presentation. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance.

Actual results may differ materially from those contained in the forward-looking statements in this presentation. Additional information concerning these and other risk factors is contained in the Risk Factors sections of Symantec’s and VERITAS’ most recently filed Forms 10-K and 10-Q. Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this announcement.

Additional Information and Where to Find It

Symantec Corporation and VERITAS Software Corporation intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523.

Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above.

The following is the transcript for an analyst call held by Symantec and VERITAS announcing the merger transaction on December 16, 2004.

*     *     *

The following is a transcript of an analyst call held by Symantec and VERITAS announcing the merger transaction on December 16, 2004.

SYMANTEC CORPORATION

Moderator: Helyn Corcos
December 16, 2004
7:30 a.m. CT

Operator: Good day everyone and welcome to the Symantec Corporation conference call. Today’s call is being recorded.

At this time, I would like to turn the call over to Ms. Helyn Corcos, Vice President of Investor Relations. Please go ahead.

Helyn Corcos: Good morning and thank you for joining our call to discuss the Symantec’s plans to merge with Veritas Software.

With me today are John Thompson, Chairman of the Board and CEO of Symantec; Gary Bloom, Chairman of the Board, President and CEO of Veritas Software; Greg Myers, Senior Vice-President of Finance and CFO of Symantec; and Ed Gillis, Executive Vice-President and CFO of Veritas.

In a moment, I will turn the call over to John. He will discuss the strategic rationale for the merger. Then Gary will discuss the strategic value of the merger from Veritas’s perspective. Gary will followed by Greg who will provide financial details of the merger transaction and potential financial implications. Ed will join us for the question and answer session.

SYMANTEC CORPORATION
Moderator: Helyn Corcos
12-16-04/7:30 a.m. CT
Confirmation # 148675

Today’s call is being recorded and will be available for replay on each companies’ investor relations home page.

Before we begin, I would like to remind everyone that the information discussed on this call contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations. Actual results may differ materially from those set forth in such statements. Additional information concerning factors that may cause actual results to differ can be found in the company’s filings with the U.S. Securities and Exchange Commission. Lastly, the subject matter discussed in the call will be addressed in a joint proxy statement to be filed with the SEC, which after filing maybe obtained without charge at the SEC’s web site. We urge to read it when it becomes available because it will contain important information.

Information regarding the participants in the proxy solicitation is contained in our respective annual proxy materials filed with the SEC.

It’s now my pleasure to introduce Symantec’s Chief Executive Officer, John Thompson. Go ahead, John.

John Thompson: That’s Helyn and good morning everyone. I’m very excited to announce that Veritas Software and Symantec have signed a definitive agreement to merge. This transaction brings together two leaders in the software industry.

Each company solves critical IT problems and has delivered comprehensive solutions to our customers around the world. For the last 18 months, I’ve spoken with many of you about the significant trends I believe are influencing our industry.

One of those is our customers recognition that while the regulatory environment requires increased information security, future business opportunities require more and more information

SYMANTEC CORPORATION
Moderator: Helyn Corcos
12-16-04/7:30 a.m. CT
Confirmation # 148675

be available to a greater number of people. This dichotomy is driving the obvious convergence between securing the infrastructure and insuring information availability.

When Gary and I met to discuss the idea of putting the two companies together, we immediately realized that we not only share the same view of the market, but we also had a shared view for the future of both of our companies.

Combining Veritas and Symantec strengthens our ability to serve the needs of customers with security and availability solutions, thereby insuring the integrity of their most valuable assets, information.

The combined company will offer customers one the broadest portfolios of software and solutions on the most complete set of operating platforms and across all tiers of the infrastructure.

Strategically, it positions Symantec as the fourth largest software company in the world with projected revenue of approximately $5 billion for fiscal year 2006. We would expect about 75 percent of the revenues will be derived from the enterprise customer base. The combined company will serve millions of consumers as well as small, medium, and large enterprise customers with a global organization of close to 13,000 employees with operations in more than 40 countries.

Our vast network of channel partners will also help bring solutions to literally millions of customers. We’ll have a sales and services organization comprised of nearly 6,000 people and a development organization of about 3500 people worldwide.

The total opportunity for the combined company now stands at 35 billion and is expected to reach $56 billion by 2007 according to IDC. We’re convinced the proposed merger creates more value

SYMANTEC CORPORATION
Moderator: Helyn Corcos
12-16-04/7:30 a.m. CT
Confirmation # 148675

for our customers, employees, and shareholders and creates a stronger, long-term, growth prospect than either company could have achieved on its own.

And now I would like to ask Gary to provide his view on the strategic fit of the companies.

Gary Bloom: Thank you John and good morning everyone. This is a very exciting day for everyone at Veritas. With our plan to merge with Symantec, we have initiated not only the largest software transaction in history, but we are joining two leaders who, when combined, will be one of the leading infrastructure software companies in the world.

Like John, I believe today’s announcement represents a tremendous opportunity for our shareholders, employees, customers, and partners.

The Veritas strategic to enable utility computing has been about improving the availability of business applications and data. At the same time, we felt CIO’s operate within their constrained budgets by driving down their hardware and labor costs. We now lead the market in Windows and UNIX backup, storage management, email archiving, and non-array based storage software, a fantastic achievement.

As our customers have begun to migrate to utility computing models, availability and security of information have emerged as their top priorities. At the same our customers are looking to consolidate suppliers, and eliminate complexity.

As single company that can secure and make available all their information represents a unique value proposition. And with the combination of our talented teams and our substantial financial resources, Symantec and Veritas together have the scale to execute on that value proposition.

SYMANTEC CORPORATION
Moderator: Helyn Corcos
12-16-04/7:30 a.m. CT
Confirmation # 148675

There are some obvious synergies between our product lines that we expect will provide significant value to our customers. Some of these include, resilient infrastructure where threats can be detected on the Internet, would automatically raise the service level requirements on mission critical applications. In response to a virus out break inside the company, systems would be restored in an automated fashion accelerating the time to recovery.

Another example comprehensive email management. From the edge of the corporate networks to the central email servers, our combined products set can provide filtering for spam, detect viruses, archive email, and protect the system against planned and unplanned outages.

Obviously another major area of interest for CIO’s is the regulatory compliance area. Together we will be able to help companies implement policies in response to regulatory requirements or automate the retrieval of relevant information during the process of legal discovery.

Let’s be clear. This is a merger of two very successful companies. We are convinced that this combination is a compelling strategic fit bring scope and scale to be the leader in infrastructure software across all platforms for customers of all sizes.

Finally I would like to take the opportunity to thank our investors, employees, customers, and partners who have contributed to the success Veritas has experienced over the years. Although, technically we are creating a new company, the majority of our stakeholders will remain the same and our commitment to their ongoing success has never been stronger.

I would now like to hand the call over to Greg Myers. Greg?

Greg Myers: Thank you, Gary and good morning everyone. I’m very pleased to review the financial details of Symantec’s announced merger with Veritas.

SYMANTEC CORPORATION
Moderator: Helyn Corcos
12-16-04/7:30 a.m. CT
Confirmation # 148675

This transaction will be accounted for under purchased accounting rules and would expected to close during the second quarter of 2005.

Under the terms of the merger agreement Veritas shareholders will receive in a tax free exchange 1.1242 shares of Symantec common stock for each share of Veritas common stock. Based upon Symantec’s closing price of $27.38 on Wednesday December 15, this will represent a price of $30.78 per Veritas share. Symantec will issue approximately 493.5 million shares of common stock to Veritas shareholders on a fully diluted basis to complete the transaction.

Value in the transaction approximately $13.5 billion. Now I would like to briefly comment on our financial view of the combined companies.

It should be noted that our initial outlook is non-GAAP due to our inability to estimate a event driven cost associated with proposed merger, restructuring costs, and the allocation of the purchase price between goodwill, IPR&B, IPR&D, and other intangibles.

Our first full operating year will begin in fiscal 2006. It starts in April of 2005 and concludes at the end of March in 2006. The combined company is forecasted to have revenues of approximately $5 billion. This revenue estimate assumes the lost of $300 million of Veritas’s estimated deferred revenue balance of 490 million at the end of March 2005 through purchase accounting adjustments.

Excluding this estimated loss of deferred revenue, consolidated revenue growth would be about 18 percent. We would anticipate operating expenses to be about 55 percent of revenue in fiscal year 2006. Assuming about $100 million in operating synergies between the two companies. About 13 million of these synergies would be realized in our first combined quarter with larger reductions as we move through the integration process in fiscal year 2006.

SYMANTEC CORPORATION
Moderator: Helyn Corcos
12-16-04/7:30 a.m. CT
Confirmation # 148675

However, it should be noted that this merger is about cost synergies. This transaction is about our combined teams, leveraging our go to market activities to support long-term growth in earnings. On a non-GAAP basis, we would expect fully diluted earnings excluding the amortization of deal related intangibles, restructuring charges, amortization of deferred compensation, and any one time costs associated with the merger to be about 83 cents.

Within this estimate it should be noted that the loss of Veritas’s deferred revenue in fiscal year 2006 through purchase accounting adjustments will effect our non-GAAP fiscal year earnings by about 16 cents per share.

Without the loss of deferred revenue, the non-GAAP fully diluted earnings would be estimated at 99 cents for fiscal year 2006. As a result, we would expect non-GAAP earnings per share for this transaction once again excluding the amortization of deal related intangibles or write down of Veritas’s restructuring charges, amortization of deferred compensation, and any one time costs associated with the merger, to be accretive in our first combined year of operation as compared to Thompson Financial’s First Call mean estimate of 98 cents for Symantec’s 2006 fiscal year.

As we look toward our combined balance sheet position, we will continue to demonstrate significant liquidity. At the time we consummate the transaction, we would expect cash and investments will be approximately $5 billion.

And finally it should be noted that the proposed merger is conditionally upon other things. Shareholder approval from both companies as well as customary regulatory approvals.

Now, I would like to hand the call back to John Thompson.

John Thompson: I’m delighted to have Gary and his senior team partnering with Symantec to build a new company. Senior leaders from both teams will lead the new company. Employees of both

SYMANTEC CORPORATION
Moderator: Helyn Corcos
12-16-04/7:30 a.m. CT
Confirmation # 148675

companies are central to the value of this transaction. And we’ll be working diligently to full leverage the talent each employee brings.

I’m delighted that Gary has agreed to join the company as Vice-Chairman and President responsible for our go to market activities including sales, services, and support.

Today, both companies need to make investments in some areas of their business in order drive future growth. Together we can leverage those investments more effectively. So we might see opportunity for cost savings, it is not the primary motivation behind this acquisition.

The new Symantec will generate more resources and expertise than either company could separately. And we have an enormous opportunity to leverage each other’s strengths. As we said, this is not your typical merger focused on eliminating costs or redundant infrastructure. This is about two market leading companies coming together with very compatible go to market strategies with limited to no overlap in strategic operations, product lines, or research and development.

However, we recognize that a merger of this magnitude and scale require that we focus on every detail from the very beginning and address issues quickly. While both management teams have extensive experience in integration, we intend to compliment this with a consulting firm to help us manage our way through the process and to insure success.

Over the next several months, as regulatory agencies and shareholders consider this transaction, both teams will be working on integration plans which will include such items as new organizational structures, post merger product road maps, and development schedules.

Throughout this process we will keep you informed of our progress, but the first order of business for both of us is to deliver on our current business commitments. After all, we all recognize that

SYMANTEC CORPORATION
Moderator: Helyn Corcos
12-16-04/7:30 a.m. CT
Confirmation # 148675

this is, like every other quarter, the most important quarter of the year. And now I’ll turn it back to Helyn.

Helyn Corcos: Thank you John. Operator, will you please begin polling for questions.

Operator: Thank you, Ms. Corcos. The question and answer session will be conducted electronically. If you would like to ask a question, ((inaudible)) by pressing the star key followed they digit one on touchtone telephone. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. We asked that you limit yourself to one question initially. We will take follow up questions time permitting. Once again, press star one to ask a question. And we’ll pause for just a moment.

Helyn Corcos: While the operator is polling for questions, I’d announce that Symantec will report fiscal third quarter results on January 19th. In addition, Veritas will report fourth quarter results on January 27th. For a complete list of either investor related, of other investor related events please visit our invest calendars on the investor relations web site. If we don’t get to all your questions in the next 30 minutes, please contact investor relations at either company and we’ll be happy to get back to you as soon as possible.

In addition to today’s press release, a copy of our prepared remarks and supplemental financial information will be available shortly after the call on each company’s web site. Operator, we’re ready for the first question.

Operator: And our first question is from Brenden Smith from Goldman Sachs.

Brenden Smith: ((inaudible)) in regard to the implications for partners, specifically Dell and Network Appliance. What are your thoughts from the Symantec and the Veritas side as to what happens to those relationships going forward?

SYMANTEC CORPORATION
Moderator: Helyn Corcos
12-16-04/7:30 a.m. CT
Confirmation # 148675

John Thompson: Candidly, I don’t expect anything to change on either side. Both companies have worked well with both Dell and Network Appliance. We see this as an opportunity to leverage the relationships that we have to the mutual benefit of all the companies involved.

Brenden Smith: On the competitive front then. Anything in terms of new implications for either EMC or Microsoft?

John Thompson: Well, we have both partnered and competed with Microsoft and EMC over the years. And because we’re bringing the two companies together it certainly doesn’t change that competitive or partnership profile. Obviously Gary and I will reach out today to both of the leaders of those companies as soon as we’re done here to make sure they understand what we’re doing, and we have an opportunity to address that, you know, one on one.

Male: OK, thanks very much.

Operator: And moving on, we’ll hear from Todd Raker from Deutsche Bank.

Todd Raker: Good morning. Gary, could you just talk about the process, was this an auction process? And are there any breakup fees or stock based callers as part of this transaction?

Gary Bloom: So I’ll address very quickly the kind of process of how we came to this, which is really John and I talking, you know, obviously known each other for a long time, being in the same industry. But ultimately kind of looking at our two companies and looking at how important security is to customers, looking at how important availability is to customers. And looking at it from a perspective that says, gee, combined, we can be the ultimate company to deliver the most comprehensive solution for information security and availability. So we’re right in the sweet spot of CIOs. And both of us felt that a company that, you know, has revenues that they’re going to

SYMANTEC CORPORATION
Moderator: Helyn Corcos
12-16-04/7:30 a.m. CT
Confirmation # 148675

approach $5 billion, strong balance sheet, 13,000 employees, you know, one of the biggest software companies in the industry, creates the scope and the scale necessary to go meet the challenges in the marketplace.

So relative to auction process or otherwise, this was a strategic transaction. It’s a friendly merger, we think it’s a great opportunity, and it’s a unique merger in the software industry in that it’s two leaders coming together.

Relative to the other questions, I’m going to defer you off on that to the regulatory filings as those become available.

Todd Raker: And then, John, a quick question for you. There’s been some speculation in the marketplace and with your stock down that this may have been driven by some concern that the consumer business would weaken, or the competitive landscape there is getting more competitive. Can you — can you just give us your thoughts on that?

John Thompson: Well we certainly can’t, dealing with speculation is always difficult in the absence of being able to talk about what we’re doing. Our consumer business is very, very solid, it has been for the last three years, and we would forecast that it will continue to have very, very strong performance. This is not a defensive move by any stretch of the imagination, this is an offensive move, it’s focused on leveraging the combined capabilities of the two companies in a way that addresses the number one issue for CIOs. How do I insure the integrity of the information that’s flowing through my network? No company in the industry will have the capability that we have, independent of what we do for consumers or large enterprises. And so I’m delighted with this, I think it makes eminent sense, obviously.

Todd Raker: Great. Good luck, guys.

SYMANTEC CORPORATION
Moderator: Helyn Corcos
12-16-04/7:30 a.m. CT
Confirmation # 148675

John Thompson: Thanks.

Operator: Next we’ll go to Tom Berquist from Smith Barney.

Tom Berquist: Thank you. Gary, over the last year you’ve been talking quite a bit about your utility computing strategy. What happens to that strategy in light of this? How do you — how do you fold in security products into that strategy? And, John, if you want to comment on it as well, you’ve also looked at moving into sort of image copy and backup on the desktop side. Is that strategy still going to be pursued as well?

Gary Bloom: So sure. So I’ll — this is Gary, I’ll take the first kind of pass at it. If you really look at what Veritas has been doing with its utility computing strategy, as you know, Tom, it’s been a building block approach. It’s leading products that provide availability, management, and automation of the storage layer, the server layer, and the application layer. And if you look in, you know, a step further and you say well, what’s a logical, you know, kind of combination that would bring even more value to that strategy? Ultimately security.

And so we can introduce that security layer, and we can drive systems availability, and drive both the security and the availability of information. I can’t think of anything that’s more important to the CIO than the availability and the security of their information. And that’s what this is focused on.

Now all the other assets we have around storage software, there’s been a move at Symantec to kind of start touching some of those areas. But if you think about storage software, you think about availability, and you think about our key building blocks of utility computing, it’s all about leading products, so now we compliment our leading products with the leading products here at Symantec. And we put together a pretty phenomenal portfolio to help IT leaders really automate this IT environment.

SYMANTEC CORPORATION
Moderator: Helyn Corcos
12-16-04/7:30 a.m. CT
Confirmation # 148675

So, you know, from a messaging perspective, you know, it’s a slightly different messaging paradigm. But from what a customer is trying to achieve, I don’t think it’s any different at all.

John Thompson: Tom, I think the real issue here is to what extent do customers really see real value in the reduction of complexity, both from the point of view of how the technologies come together, and licensing or contracting process with vendors in the industry?

For the last three years, the top of mind challenge for CIOs has been dealing with those issues. And what we perceive is that this combination certainly allows us or helps us to be able to address that issue. While our strategy had been centered on incrementally evolving from a core focus on security to an expanded focus on what we had referred to as the convergence and information availability, or information integrity, now all of a sudden this gives us a phenomenal step forward to expand our portfolio to address a broader set of requirements from customers.

This is a powerful, powerful combination.

Tom Berquist: As you do that over the next year or two, do you need any other components? For example, if I were to look at the competitive landscape, if computer associates becomes a — more of a bigger competitor under your new market, do you need more systems management technologies?

Male: Well first off let’s deal with the reality. This is the fourth largest software company in the world, this is the fastest growing software company above $3 billion. We will have, as our customers do, an insatiable appetite for solving problems. And so we’ll have to look at how we address those over time. But the first order of business is to get our team organized to get our product strategies in place, to get our product roadmap under us, to get our sales force aligned against the market opportunities that are out there, and go execute to deliver the $5 billion that’s in our forecast.

SYMANTEC CORPORATION
Moderator: Helyn Corcos
12-16-04/7:30 a.m. CT
Confirmation # 148675

As we look up and realize the success that we’re having, then we’ll figure out what we have to do to augment the portfolio. But this is a bold move, and we’re quite pleased with the assets that come together here.

Operator: And moving on, we’ll hear from Sterling Auty from J.P. Morgan.

Sterling Auty: Thanks, guys. Can you talk a little bit more to the — to the sale synergies? John, you mentioned the go to market, but as I think about the main buyer of security and the main buyer of storage, seems like two different people and perhaps you need to maintain two different sales forces.

John Thompson: Well I don’t think that’s the case at all. I think what large enterprises want is a common relationship manager who can engage and bring resources from the company into help them understand our products and how they meet the particular requirements or challenges that they’re trying to deal with.

One of the wonderful things about this is that we’ve invested as a company over the last several years to build a direct sales force, and we’ve got about 1,600 people doing that, Veritas has got almost 2,000 people doing that. So we’ll have a wonderful opportunity to now have a more solid focus on the large enterprise based upon all the success that Veritas has had. Again, powerful, powerful combination with enormous synergies and leverage.

Sterling Auty: OK, thank you.

Operator: And next we’ll hear from Sarah Friar from Goldman Sachs.

SYMANTEC CORPORATION
Moderator: Helyn Corcos
12-16-04/7:30 a.m. CT
Confirmation # 148675

Sarah Friar: Good morning, everyone. John and Gary, could you talk a little bit about your focused approach, the day the deal closes, what are kind of your top two priorities? Because obviously there’s a lot to do. And maybe part of that is you mentioned a combined growth for the entity of 18 percent, which I think is a little higher than some of the parts would suggest. So what are you basing in there? What is the up side that you see coming more immediately?

Gary Bloom: So I’ll take the first half, the kind of top priorities as we close the transaction. Obviously there’s a tremendous amount of work in front of us right now to formulate the integration plans, make sure we’re focused on that. As organizations come together, integration will obviously be a very high priority, that effort’s going to be led by Ed Gillis, who’s currently the CFO here at Veritas. And will be supplemented with some third party assistance to make sure we get it right.

Both teams obviously have tremendous management breadth and experience in doing transactions. So putting integration aside, you know, what’s the focus on it? Well, you know, number one focus, and I think John ended the prepared remarks pretty clearly, is focus on our quarter, focus on our deliverables, focus on revenue opportunity, and with it what we really have to do is be crystal clear with our customers on how they do business with the combined entity. And to do that we need to bring our people together, and we need to get them working together in unison to drive not only customer value, but customer service as we kind of go out there and focus on ultimately helping to solve IT problems. If we do that, there’s certainly in this market opportunity around information availability and security, there’s certainly no shortage of opportunity in that market.

John Thompson: Sarah, I would say that as we finish this call, the next most immediate priority for both me and Gary will be communicating this to our people. Thirteen thousand people in 41 countries around the world need to understand not only what we’ve done, but why we’ve done it. And most importantly what it means to them.

SYMANTEC CORPORATION
Moderator: Helyn Corcos
12-16-04/7:30 a.m. CT
Confirmation # 148675

And so for the next few days for sure, that will be, you know, priority one, because it’s from that understanding and clarity that we do deliver on the quarter that’s most important, that’s this quarter. From that, we certainly then have to make sure that customers have an appreciation for what we’ve done, and I would expect me, Gary, John Schwarz, Jeremy, the entire senior management team from the two companies to be on the road telling the story to customers so they can get an appreciation for how this will in fact make their lives hopefully over time much simpler and much easier.

At the end of the day, this is about two market leading companies coming together to address a set of customer problems that we all know exist. Now the reality is the security segment and the storage segment are the two fastest growing segments of the IT industry. And we have an opportunity to put two great companies together to address that.

Unfortunately where we were in the guidance process is we had not given guidance to you guys on our view of FY06. So this is your first view for us on FY06. And it’s incredibly powerful I think to be able to do a transaction like this with minimal synergies, and have it be accretive in the first year of operations.

Sarah Friar: Got it. And then just briefly, maybe it’s a great question. You have a significant pile of cash in the combined entity. Are there any thoughts about perhaps doing something immediate after you consummate the deal, like for example maybe a more significant stock buyback?

Male: Well — go ahead, Greg.

Greg Myers: John and I are both anxious to touch the cash.

Sarah Friar: I could bet on that.

SYMANTEC CORPORATION
Moderator: Helyn Corcos
12-16-04/7:30 a.m. CT
Confirmation # 148675

Greg Myers: But clearly we’re going to continue to execute on our stock buybacks, I know Veritas has one in place, we have one in place. We’re going to continue to use the cash to drive operating economies so that we can use the liquidity of the balance sheet to grow the business. And then finally as we consummate the merger and begin to look forward into time, we will readdress, you know, what kind of synergies we would get from cash with regard to investors, and ultimately return on equity.

Male: I think it’d be fair to say, Sarah, that both boards discussed this issue as we were going through the process. And both boards have an interest in making sure that we do what’s right, not just for the future growth of the company, but for the investors of the company. And a way to deliver increased value might be through additional share repurchases, but it’s a little bit premature to announce that or commit to that.

Operator: And our next question is from Chris Russ from Wachovia Securities.

Chris Russ: Yes, good morning. I think one concern shareholders have is the — you know, the whole disruption, dislocation that ensues in any large scale merger, particularly in the software sector where your assets really are your people. And I think in particular Veritas competitors like EMC or IBM may look at this as a golden opportunity and get aggressive in trying to poach talent from Veritas. And I’m wondering, how do you intend to prevent this type of exodus or brain drain at Veritas? And what incentives will you offer key employees in order to retain them?

Male: That’s a perfectly reasonable question. I mean certainly relative to EMC, given that we’re a storage software company, and this is a combined — being put together the fourth largest software company in the world. If you look at software companies over $3 billion, this will be the fastest growing software company in that category, and we’re going to be a category leader in the infrastructure software market.

SYMANTEC CORPORATION
Moderator: Helyn Corcos
12-16-04/7:30 a.m. CT
Confirmation # 148675

So when you talk about what motivates employees, and what drives them, they want to be with a winner. And I think this is going to be a winning combination that they’re going to rally behind, and you know, we do have, you know, arrangements and going to be putting arrangements in place relative to retention, making sure we put our arms around them and focus on them. They — you know, in both cases, on both companies, but in particular for the Veritas side, we’ve built a great company. And the people of the company are very proud of what we’ve built, and this isn’t kind of the end of Veritas, I really view this for my employees as the beginning of a new company that’s going to go solve really incredible problems, and now with both the scale and the scope that we’re going to get out of this transaction, you know, I don’t think we need to worry about EMC taking our people, I think EMC needs to worry about kind of how we’re going to be focused on their marketplace, and continuing now to be even more competitive, but for the insecurity and availability of information together, solving a much bigger problem for the customers.

Chris Russ: OK, and then I just had a question for Greg on the amount of deferred revenue at Veritas that will have to be written off for the purchase accounting rules.

Male: I think that our outlook today, we’ve attempted not to over commit. But right now we would estimate Veritas at I don’t know, 490 million as they exit their March quarter of next year. Obviously the deferred revenue that we bring forward will have to be supported by a cost structure as cost based, and we would estimate that we would write down about 75 percent of the deferred revenue, and be able to support on our cost basis about 25 percent of the deferred revenue currently on the balance sheet.

Operator: And moving on, we’ll hear from Israel Hernandez from Lehman Brothers.

Israel Hernandez: Good morning. Can each of you talk about the cultural fit of your respective organizations? And do you see this being a smooth transition? And are there any others that could present some challenges given you guys have been in divergent businesses? Thanks.

SYMANTEC CORPORATION
Moderator: Helyn Corcos
12-16-04/7:30 a.m. CT
Confirmation # 148675

Male: Well first off let’s start with the premise that this is a friendly merger. This is a combination of companies coming together where the leaders have a common view of the industry, and we can articulate a story to our people that I believe will be exciting for all of them. And so the opportunities abound.

That being said, it’s a heck of a lot easier to bring two companies together when one lives in Cupertino and the other one lives in Mountain View. As opposed to stringing companies together across the bay or across the world.

So our belief is that the opportunities here, based upon the market, are enormous, and the cultures will blend over time. Each company has its own culture, and what we’ll do is create over time a new culture for the new Symantec. And I think it’ll be hopefully the best of both.

Israel Hernandez: And question for Gary. Gary, as you are — as you looked at Symantec, there are a number of other strategic partners that you guys could have — could have looked at as well. What was it about Symantec that made you choose them?

Gary Bloom: Well I think John, you know, we’ve both probably addressed, you know, some of those things. First of all it’s two software companies coming together, when you talk about cultural fit, certainly much easier to bring two software companies together than some of the mergers you’ve seen where it’s a hardware and a software player. So we share that software culture.

When you look out at the market opportunity, you know, as you know, we’ve always defined our strategy through the eyes of the customer, and through the eyes of the CIO. And when I talk to CIOs, I look and they — what they tell me all the time is, you know, gee my information’s pretty important, security is very important, availability of data is very important. And by the way, with regulatory compliance and the expanding growth of the data pools, it’s becoming bigger and

SYMANTEC CORPORATION
Moderator: Helyn Corcos
12-16-04/7:30 a.m. CT
Confirmation # 148675

bigger, and certainly even in your sector, financial services, obviously the whole regulatory environment and everything is driving a very unique need around this data, and that extends beyond your industry to privacy rules, compliance rules, and merging throughout the world, with lots of drivers of information. And so when we — when we really thought about this strategic combination, security information, availability of information, key requirements, let’s put two great companies together, let’s have the scale and the scope to take on the competition, and meet customer requirements.

So it was really — you know, it was a pretty simple process, it was, you know, discussion, and I think the synergies and the opportunities that we create together are obvious, they weren’t hard to find.

John Thompson: Yes, not to beat this with too much, Israel, but I think success in any transaction, large or small, starts with attitude. And it’s clear to me that the attitude and the sense of purpose that Gary and I have about what we’re trying to get done is the right way to articulate this to our customers and our employees. And if we can’t get 13,000 people jazzed right away about the prospects, I’d be surprised.

Operator: And if you find that your question has been answered and you would like to remove yourself from the queue, please press star two on your telephone. Our next question comes from Daniel Cummins from UBS.

Daniel Cummins: Thank you. Yes, a couple of questions. John, if you could give us some sense of what your due diligence indicated about how Veritas was performing in the channel, and where you think your well — you know, well proven capabilities could add value there. Second thing is, relative to the 18 percent revenue guidance for FY06, how much — can you — can you give us some sense for the — for the Veritas element? The consensus right now I think is about nine to 10 percent revenue growth.

SYMANTEC CORPORATION
Moderator: Helyn Corcos
12-16-04/7:30 a.m. CT
Confirmation # 148675

And then finally, you’ve said before, John, that the consumer needs security every bit as good as the enterprise. What’s your view on the consumer’s need for backing up data now that some of us have pictures, movies, financial data on our — on our home PCs? It’s a much more valuable asset in the home than it’s ever been.

John Thompson: Well let’s handle the questions in reverse order. One of the things that was kind of a early aha for me as we started to talk to Gary and we were reviewing the product plans for next year, our consumer team had a backup product in the roadmap for launch in the fall of next year. Wow, now we have more technology in our portfolio to choose from to deliver a product that does help to protect the valuable assets that are being assembled or accumulated by consumers and small businesses. So this synergy was apparent right off the top.

With respect to the 18 percent, we are not at a point where we’re going to give detailed guidance segment by segment, company by company. What we’ve given you is an overview of where we see the financial model for the company at this moment in time. As time goes on, as we have our investor conference, and as we bring the companies together, we’ll certainly share with you more details about segments that will represent the growth opportunity for the combined entity.

And finally, as far as Veritas and the channel is concerned, the area of opportunity that we saw as being most important was how do we leverage ourselves at the direct level? We had coverage strategies in Symantec that invariably needed more resources covering more large enterprises. Veritas had a sales to SE coverage ratio that was much, much stronger than what we had. And so we see enormous leverage opportunities to be able to take our policy compliance, Internet management, and other technologies into the large enterprise through now a combined sales force of almost 3,500 people.

SYMANTEC CORPORATION
Moderator: Helyn Corcos
12-16-04/7:30 a.m. CT
Confirmation # 148675

Beyond that, if you could take the power of our brand and the power of our distribution infrastructure and package Veritas products, boy that’s pretty successful and pretty significant in terms of what the growth opportunity could be in the middle market. A very strong middle market focus from Symantec, and we would clearly expect to be able to leverage Veritas’ products in that segment.

Operator: And moving on, we’ll hear from Adam Holt from J.P. Morgan.

Adam Holt: Good morning. Just to follow up to the — to the last comment about the sales overlay. In practice, how do you anticipate integrating the sales forces? Will there be, you know, headcount reductions as part of the synergy within the sales force organization? And how should we expect from a product perspective sales to be organized?

Male: Well let me — let me — not to beat this one, but let me repeat. This is not about cost synergies; this is about leveraging the investment model that each company had in place. Symantec has been growing its sales force about 15 to 20 percent every year for the last three years. Veritas has been growing similarly. And so the issue now is how do you organize around the large accounts? How do you insure that the call center activities, or the inside sales activities are focused on the right middle market accounts? And how do you leverage the combined partner network?

We have got fortunately two very, very experienced software sales leaders in both companies. And both of them are excited about the prospects of how they can bring the two companies together. Ironically enough, they both work together in IBM, they both work together in IBM in Japan, they both had a responsibility for managing software sales organizations before they came to either Symantec or Veritas. So I don’t think this is rocket science, guys, this is work that the leaders of our team know how to do because they’ve done it before.

SYMANTEC CORPORATION
Moderator: Helyn Corcos
12-16-04/7:30 a.m. CT
Confirmation # 148675

Male: And just one final question, Gary. I know we’re to wait for the filings in terms of the specific details of the transaction. However, you know, is there any price in your mind at which, you know, this deal would not go through from a Symantec conversion ratio perspective?

Gary Bloom: I can’t really comment on that. I mean we looked at this from the beginning as a strategic transaction, and, you know – and that’s what we’re focused on. We look at the ownership percentage from kind of a Veritas shareholder perspective and, you know, it’s approximately 40 percent ownership of what I think is just an absolutely phenomenal asset in the combined company. So I’m very optimistic. I think it’s a great combination and I think our shareholders are going to be pretty pleased if they stick with it and see what we can do together. I think it’s going to be a great company.

Operator: And our next question today comes from Phil Winslow from CS First Boston.

Phil Winslow: Hello. Good morning. Just wanted to focus back on the – on the sales and distribution side. How do all envision from a – from a product standpoint – traditional storage, the i3 products, and then security being sold from a direct sales standpoint? Do you see the sales force trying to educate both sales forces on all the products or more specifically focused?

Male: Well, one of the reasons that Veritas runs kind of this pretty hefty kind of SD kind of ratio relative to sales is we have a lot of specialization in our products. And so, you know, what are we really doing? Well, we’re managing a customer relationship and we’re supplementing that customer relationship with product expertise, product specialization, and services capability. And I don’t think it’ll be any different as we bring the teams together. We’re going to have a customer relationship that’s going to be a Symantec relationship with the customer. That customer relationship is going to center around our (APM) products, our storage products, our availability products, and, of course, security products.

SYMANTEC CORPORATION
Moderator: Helyn Corcos
12-16-04/7:30 a.m. CT
Confirmation # 148675

And I think it’s a great opportunity. Customers look at it from a perspective of they want to reduce the number of vendors they’re having to deal with. This is going to help with that notion. We’re going to have a very broad product portfolio where they can come and get leading products from a single vendor with really phenomenal services capability. And I think those are the real important metrics that you would assign to the – you know, when you kind of think about the sales relationship with the customer.

So I’m, you know, very confident in how this sales integration is going to come together and I’m extremely confident that our customers are going to find this a really easy model to work with.

Phil Winslow: Great. And John, just turning to the management side, one of the focuses on Symantec has been the cost of managing security. And now with your perspective of network and systems management and storage converging with security, how do you envision the evolution of the – of Symantec’s management products with the i3 and (net backup)?

John Thompson: Well, clearly, one of the areas of early synergy will be the focus on the management technologies that perform the automation task, if you will. Much of our focus since the acquisition of (On Technology) had been “How do we take security event or incident information and pass that down to operational tools through some automated process?”

We now have more technologies in our kitbag to consider when you think about the assets that come from Veritas through the (Jariva) acquisition or the (Precise) acquisition. So I’m quite encouraged at least in the early roadmaps. But let’s be clear. We have been working diligently for the last few weeks to try to put together companies without having this disrupt the business operations of the companies day-to-day.

Now that we are public with what our intent is, we can engage people at broad levels in the organization to start to think about product roadmaps and product strategies and go-to-market

SYMANTEC CORPORATION
Moderator: Helyn Corcos
12-16-04/7:30 a.m. CT
Confirmation # 148675

strategies. And so in a few weeks, I would expect the ideas will be all over the place, and our challenge will be how do we distill those down to the ones that we can get done. With 13,000 people jazzed about this, I suspect we’re not going to have a shortage of ideas of what we can go do.

Male: A pretty simple example might help you with that, as well, which is just when you think about how some of these products, you know, come together, think about the Windows environment, think more specifically about the (exchange) environment and what are some of the key requirements around that. Well, how do you manage it more effectively? How do you drive availability of it? How do you protect the e-mail and the Windows environment from viruses? How do you filter spam? How do you provide compliance?

Well, when you take the combination of products here from, you know, kind of the Veritas traditional products to our regulatory compliance product through our (KBS) acquisition, and then you put the anti-virus and anti-spam capabilities or spam-filtering capabilities, you put all those together, I don’t know anybody that can offer a richer solution set for an (exchange) customer. And we have a lot of integration opportunities to put these things together and create a really compelling value proposition that says we’re going to provide the management and automation, we’re going to eliminate the risk of it, and we’re going to give them the compliance in what’s become a pretty critical area of the typical IT shop.

You know, that’s just one idea just to get you thinking about how some of these synergies come together in the product areas.

Helyn Corcos: Kim, I think we have time for one last question.

Operator: And that question will come from Ross MacMillan from Morgan Stanley.

SYMANTEC CORPORATION
Moderator: Helyn Corcos
12-16-04/7:30 a.m. CT
Confirmation # 148675

Ross MacMillan: Yes, thanks. Just really a follow-up to that – obviously there are some low-hanging fruit areas, maybe (KBS) with (AV) and anti-spam. What’s your best guess on kind of the timing, maybe, for some of these early low-hanging fruit products to start to come to market? Do you think it’ll take a year to 18 months or could we see some of those earlier?

Male: No, I mean it’d be my – obviously, as John said, we’re working the roadmaps and, you know, we now – with the transaction being public, we can start the integration planning process and we can start getting some of our architects in rooms together really talking about the details of how you do this. But a lot of these opportunities exist because we have a really phenomenal portfolio that’s very broad of a whole bunch of leading technologies.

And when I say “leading,” it’s leading from a market share perspective, leading from a vision perspective in the marketplace. And I think that you’re going to find, as we can start providing more details on some of these, there’s what I characterize as kind of loosely coupling some of these products together that give 80 percent of the value of integration to the customer for 20 percent of the effort on our part. And customers are going to love that.

And so I think as we get closer to the close, we’re going to be able to provide you a lot more information about how we’re thinking about it and what the timing of those things are. But, you know, I don’t think, you know, in my view I’m not thinking about everything from what we can do 18 months or two years from now. I think there’s a lot of things we can do very quickly, and there’s plenty of ideas on the table already that will, you know, kind of firm up as we move closer to the close.

Ross MacMillan: Great, thank you.

Male: Sure.

SYMANTEC CORPORATION
Moderator: Helyn Corcos
12-16-04/7:30 a.m. CT
Confirmation # 148675

Operator: And that’s all the time we have for questions today. Ms. Corcos, I’ll turn the conference back to you for any additional or closing remarks.

Male: Well, I’d like to thank all of you for joining us today. We do believe that this is not just an important event for our two companies, but a very profound and powerful event for the entire industry. We create through this combination the largest, fastest-growing, most efficient infrastructure software company in the world. I’m delighted to have Gary and his team join Symantec because I think together we become a truly, truly powerful and important player in the industry. So thanks again for being a part of this.

Operator: And that concludes our conference call today. Thank you all for your participation.

END